EXHIBIT 99.6

                          CONSENT OF M. GAREAU, P.GEO.



I hereby consent to the reference to my name and the use of information from the mineral reserve and resource estimates pertaining to the Bellavista Mine, prepared under my supervision as Vice President, Exploration of Glencairn Gold Corporation, in the Annual Information Form of Glencairn Gold Corporation for the year ended December 31, 2005 to be filed with certain Canadian securities commissions and in the Annual Report on Form 40-F of Glencairn Gold Corporation for the year ended December 31, 2005 to be filed with the United States Securities and Exchange Commission.


Dated this 29th day of March, 2006.





/s/ M. GAREAU, P. GEO.
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M.GAREAU, P.GEO.